UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly held Company

CNPJ No. 02.558.157/0001-62

NIRE No. 35.3.0015881-4

BYLAWS OF

TELEFÔNICA BRASIL S.A.

CHAPTER I - CHARACTERISTICS OF THE COMPANY

LEGAL REGIME

Art. 1 – Telefônica Brasil S.A. is a joint-stock company, governed by these Bylaws and other applicable legal provisions, with indefinite duration.

CORPORATE PURPOSE

Art. 2 - The Company’s purpose is to provide communications and telecommunications services, as well as to develop any and all activities necessary or useful for the execution of such services, including leasing, sharing, and assignment of infrastructure. Additionally, the Company may engage in the following activities:

a) The provision of value-added services, development, availability, distribution, and commercialization of digital services, as well as audio, video, image, text, and internet-based applications in any medium, including advertising and promotional materials;

b) The provision of integrated solutions, management, services, and consulting related to: (i) data centers, including hosting and colocation; (ii) storage, processing, and management of data, information, texts, images, videos, applications, and information systems and related services; (iii) connectivity, Internet of Things, information technology, networks, systems analysis and development, programming, configuration, and related services; (iv) information and communication security; (v) communications and telecommunications; (vi) electronic security systems related to theft, intrusion, fire, and others, surveillance, security, tracking, and remote or on-site monitoring; (vii) maintenance, repair, technical assistance, and IT support for any machines and equipment; (viii) artificial intelligence and blockchain; and (ix) data management intelligence (Big Data);

c) The development, licensing, and sublicensing of software, IT systems, and intellectual property rights of any nature;

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

d) Retail and/or wholesale commercialization, leasing, or lending of goods, merchandise, equipment, and various materials, including but not limited to telecommunications equipment, telephones, electrical and electronic devices, IT systems and products, computers, technological accessories, including automotive accessories, spare parts, precision instruments, measuring devices, electronic and security sensors, food products (including coffee and similar specialties), books, newspapers, and magazines by any means;

e) Participation in the capital of other companies or entities of any nature, in Brazil or abroad, including consortia and associations, regardless of the activities carried out by such companies or entities;

f) Import and export of goods and services;

g) Management, consulting, design, or implementation of projects and provision of installation, engineering, and civil construction services, including plumbing, gas, electrical installations, and other works;

h) Provision of business intermediation services in general;

i) Provision of consulting services related to the Company’s activities;

j) Purchase and sale, collection, treatment, reconditioning, and recycling of electronic and electrical equipment in general, including recurring scrap, unusable scrap, and related non-hazardous scrap;

k) Leasing, subleasing, loan for use or assignment, under any title, of the right to use real estate owned by the Company or third parties, in whole or in part, for any purpose, including gatherings, shows, performing arts, and other artistic activities, directly or through third parties;

l) Provision of correspondent services in Brazil for banks and/or financial institutions and collection services in general; and

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m) The performance of other related or similar activities, directly or indirectly, to those described in the preceding items.

PRINCIPAL PLACE OF BUSINESS

Art. 3 - The principal place of business of the Company is in the Capital City of the State of São Paulo, and the Company may create and extinguish, by decision of the Executive Office, branches, agencies and subsidiaries, offices, departments and representations, at any point of the Brazilian territory, as set forth in art. 20 (vii) of these Bylaws.

CHAPTER II - CAPITAL

AUTHORIZED CAPITAL

Art. 4 - The Company is authorized to increase its capital up to the limit of one billion, eight hundred and fifty million (1,850,000,000) common shares, and the Board of Directors is the body with authority to resolve on the increase and consequent issue of new shares, within the limit of the authorized capital.

Sole Paragraph - The shareholders shall have preemptive rights in the subscription of capital increase, at the proportion of the number of shares they have. By resolution of the Board of Directors, the preemptive right in the issue of shares, debentures convertible into shares and subscription bonus, the placement of which is made upon sale in Stock Exchange or public subscription, exchange for shares in public offering to acquire control, pursuant to articles 257 and 263 of the Corporations Law, as well as enjoyment of tax incentives, pursuant to special legislation, may be excluded, as allowed by art. 172 of Law No. 6,404/76.

SUBSCRIBED CAPITAL

Art. 5 - The fully paid-up and subscribed capital is 56,071,415,865.09 (fifty-six billion, seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine centavos), divided into 3.226.546.622 (three billion, two hundred and twenty-six million, five hundred and forty-six thousand, six hundred and twenty-two) shares, all common, book-entry shares, without par value.

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Sole Paragraph - The shares will be held in a deposit account in a financial institution in the name of their holders, without the issue of certificates.

CHAPTER III - SHARES

COMMON SHARES

Art. 6 - Each common share corresponds to one vote in the resolutions of the Shareholders’ General Meetings.

CHAPTER IV - GENERAL MEETING

Art. 7 - The Shareholders’ General Meetings will be held: (i) ordinarily, once a year, in the first four (4) months after the closing of each fiscal year, pursuant to art. 132 of Law No. 6,404/76, and (ii) extraordinarily, whenever necessary, whether due to the corporate interests, or to the provisions of these Bylaws, or when the applicable legislation so requires.

Sole Paragraph - The Shareholders’ General Meetings will be called by the Board of Directors, being incumbent upon the Chairperson of said body to implement such act.

Art. 8 - The following shall be submitted to the previous approval of the Shareholders’ General Meeting: (i) the execution of agreements with related parties, the terms and conditions of which are more onerous to the Company than those usually adopted by the market in similar contracting, observing, in any case, the provisions of art. 117 of Law No. 6,404/76; and (ii) the execution of management service agreements, including technical assistance, with foreign entities related to the Company’s controlling shareholder.

Art. 9 - The Shareholders’ General Meetings will be chaired by the Chairperson of the Board of Directors, who shall indicate, among the attendees, the Secretary. In the absence of the Chairperson of the Board of Directors, the shareholders shall choose the chairperson and the secretary of the presiding board.

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Sole Paragraph - In the situations of art. 136 of Law No. 6,404/76, the first call of the Shareholders’ General Meeting will be made at least thirty (30) days in advance, and at least ten (10) days in advance in second call.

Art. 10 - Only the shareholders the shares of which are registered in their names, at the appropriate book, up to seventy-two (72) hours before the date designated for the respective General Meeting may participate and vote in the General Meeting.

Paragraph 1 - The call notice may condition the attendance of the shareholder, in the General Meeting, to the submission, at the Company’s principal place of business, of the proof of their status of shareholder, issued by the Company itself or by the depositary institution of the Company’s shares, up to seventy-two (72) hours before the date scheduled for the Shareholders’ General Meeting.

Paragraph 2 - The call notice may also condition the representation of the shareholder by an attorney-in-fact, at the Meeting, to the submission of the respective power of attorney at the Company’s principal place of business up to seventy-two (72) hours before the date scheduled for the Shareholders’ General Meeting.

CHAPTER V – MANAGEMENT OF THE COMPANY

Art. 11 - The Management of the Company is incumbent upon the Board of Directors and the Executive Office, with the attributions granted by law and by these Bylaws. Its members will be elected for a term of three (3) years, reelection permitted, and they are exempted from offering a guarantee for the exercise of their functions.

Paragraph 1 - All members of the Board of Directors and of the Executive Office will take office upon the execution of the respective instruments, remaining in their respective positions until the effective investiture of their successors.

Paragraph 2 - The Shareholders’ General Meeting shall establish the global compensation of the Company’s managers, including the benefits of any nature and the representation allowances, and the Board of Directors has authority to distribute this compensation among their members and those of the Executive Office.

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Paragraph 3 - The Shareholders’ General Meeting may assign to the managers a share in the Company’s profits, provided that the provisions of art. 152, paragraphs 1 and 2 of Law No. 6,404/76 are observed, as per the proposal submitted by the management.

Paragraph 4 - The Company and its controlling shareholder shall maintain, during the term of the concession and its extension, the effective existence, in the Brazilian territory, of the centers for resolution and implementation of the strategic, managerial and technical implementation involved in the compliance with the concession agreements in which the Company is a party.

BOARD OF DIRECTORS

COMPOSITION

Art. 12 - The Board of Directors shall be comprised of, at least, five (5) and at most seventeen (17) members, elected to and dismissed from the body by the general meeting, observing the provisions of the applicable legislation, including in this number the members elected by the minority shareholders, if any.

Sole Paragraph - The Board of Directors shall appoint, among its members, the Chairperson of the body, or its substitute, in case of vacancy. At the Board of Directors’ discretion, the Vice-Chairperson of the body may be appointed and/or dismissed.

SUBSTITUTION

Art. 13 - In case of impediment or absence of the Chairperson of the Board of Directors, they will be replaced by the Vice-Chairperson, if any. In the absence of the Vice-Chairperson, the Chairperson will be substituted by another member of the Board indicated thereby.

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Paragraph 1 - In case of impediment or absence of any other members of the Board of Directors, the impeded or absent Counselor shall indicate, in writing, their substitute, among the other members of the Board of Directors, to represent them or resolve on the meeting which they may not attend, pursuant to paragraph 3 of art. 17 of these Bylaws.

Paragraph 2 - The members of the Board of Directors that indicate representatives, as set forth in the previous paragraph, will be considered, for all effects, present at the respective meeting.

Art. 14 - In the event of vacancy in the positions of the members of the Board of Directors, remaining less than the minimum number of members provided for in art. 12 above, a Shareholders' General Meeting shall be called for the election of substitutes.

AUTHORITY

Art. 15 - It will be incumbent upon the Board of Directors:

(i) - to establish the general conduct of the Company’s business;

(ii) - to approve the Company’s budget and annual business plan;

(iii) - to call the Shareholders’ General Meeting of the Company;

(iv) - to approve the financial statements and the management’s report of the Company and submit them to the Shareholders’ General Meeting;

(v) - to elect or dismiss, at any time, the members of the Executive Office, establishing their attributions, observing the legal and statutory provisions;

(vi) - to approve the creation of technical and advisory Committees to advise it on matters of the Company's interest, elect the members of such Committees, and approve their internal regulations, which will contain specific rules on composition, functions, authority, compensation, and operation;

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(vii) - to supervise the management of the Company’s Officers, examine at any time the Company’s books, request information on agreements to be executed or about to be executed, and any other acts;

(viii) - to approve the Company’s organizational structure, being able to set limit to the Executive Office for the exercise of such functions, observing the legal and statutory provisions;

(ix) - to approve and amend the internal regulations of the Board of Directors;

(x) - to resolve on the issue of shares by the Company, with capital increase, within the limit of the authorized capital, defining the terms and conditions of this issue;

(xi) - to resolve on the issue of subscription bonus;

(xii) - to resolve, by delegation of the Shareholders’ General Meeting, on the following aspects in the issue of debentures by the Company: (i) opportunity of the issue, (ii) time and conditions of maturity, amortization or redemption, (iii) time and conditions of payment of interest, profit sharing and reimbursement bonus, if any, (iv) form of subscription or placement, and (v) type of debentures;

(xiii) - to resolve on the issue of simple debentures, not convertible into shares and without in rem guarantee;

(xiv) - to resolve on the issue of promissory notes for public distribution (“Commercial Papers”) and on the submission of the Company’s shares to a deposit regime for commercialization of the respective certificates ("Depositary Receipts");

(xv) - to authorize the acquisition of shares issued by the Company, for being canceled or held in treasury and disposed of at a later stage;

(xvi) - to authorize the disposal of the assets directly connected to the public telecommunications services being used;

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(xvii) - to authorize the disposal of real properties, the creation of in rem guarantees and the posting of guarantees to third parties obligations, being able to establish limits to the practices of such acts by the Executive Office;

(xviii) - to establish, in an internal rule, the limits for the Executive Office to authorize the disposal or encumbrance of goods of the permanent assets, including those related to the public telecommunications services that are deactivated or unserviceable;

(xix) - to approve the Company’s participation in consortia in general, as well as the terms of such participation, being able to delegate such attribution to the Executive Office, within the limits it establishes, always aiming at the development of the activities of the Company’s corporate purpose;

(xx) - to establish the limits for the Executive Office to authorize the practice of reasonable free acts to the benefits of employees or the community in which the Company participates, including the donation of assets unserviceable to the Company;

(xxi) - to approve the creation and extinction of the Company’s subsidiaries in Brazil or abroad;

(xxii) - to approve the assumption of any obligation, not provided for in the Company’s budget, in an amount higher than two hundred and fifty million reais (R$250,000,000.00);

(xxiii) - to authorize the execution of agreements, not provided for in the Company’s budget, in an amount higher than two hundred and fifty million reais (R$250,000,000.00);

(xxiv) - to approve the conduction of investments and acquisition of assets, not provided for in the Company’s budget, in an amount higher than two hundred and fifty million reais (R$250,000,000.00);

(xxv) - to authorize the acquisition of permanent shareholding interest in other companies and burden or disposal of shareholding interest;

(xxvi) - to approve the distribution of interim dividends;

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(xxvii) - to choose and dismiss independent auditors;

(xxviii) - to indicate and dismiss the head of the internal audit, who will report to the Board of Directors, through the Audit and Control Committee, when in operation, as well as the head of the Wholesale Executive Office, who is responsible exclusively for all service processes, commercialization and delivery of the products related to the Reference Offers of the Products in the Wholesale Market; and

(xxix) - to approve the Company’s career and salary plan, incentives and professional development policies, the rules and staff, as well as the terms and conditions of the collective bargaining agreements to be entered into with the unions representing the categories of the Company’s employees and adhesion to or withdrawal form supplementary pension funds, all with relation to the Company’s employees, and the Board of Directors may, when considering necessary, establish limits for the Executive Office to resolve on these matters.

Art. 16 - The specific duties of the Chairperson of the Board of Directors are: (a) to represent the Board in the call notice of the Shareholders’ General Meeting; (b) to chair the Shareholders’ General Meeting and choose the Secretary among the attendees; and (c) to call and chair the meetings of the Board of Directors.

MEETINGS

Art. 17 - The Board of Directors shall meet (i) ordinarily, once every three (3) months, and (ii) extraordinarily, upon call from its Chairperson, and the minutes with its resolutions shall be drawn up.

Paragraph 1 - The meetings of the Board shall be called in writing, at least forty-eight (48) hours in advance, and the call notice shall contain the agenda and the subject matters to be resolved on in the respective meeting.

Paragraph 2 - The Board of Directors shall resolve by majority of votes, the majority of its acting members being presents, and the Chairman, in addition to the regular vote, shall have the casting vote, in the event of a tie.

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Paragraph 3 - Any Board member has the option of being represented by another Counselor at the meetings which they may not attend, provided that such granting of representation powers be made upon a written instrument.

Paragraph 4 - Without prejudice of the later execution of the respective minutes, the meetings of the Board of Directors may be conducted via conference call, videoconference, or any other means of communication that allows to identify the attending members, as well as their simultaneous communication. The board members may also participate through the written statement of their votes, even if they are not physically present.

EXECUTIVE OFFICE

COMPOSITION

Art. 18 - The Executive Office shall be comprised of at least three (3) and at most fifteen (15) members, shareholders or not, resident in the country, who will be elected by the Board of Directors, as follows: (a) Chief Executive Officer; (b) Chief Financial and Investor Relations Officer; (c) General Secretary and Legal Director; (d) other Officers without specific designation.

Paragraph 1 - The individual attributions of the Officers without specific designation shall be defined by the Board of Directors, which may also establish a specific designation to said positions.

Paragraph 2 - The same Officer may be elected to accumulate the attributions of more than one position in the Executive Office.

Art. 19 – In the event of temporary absences and impediments, it will incumbent upon the Chief Executive Officer to designate, among the members of the Executive Office, their substitute as well as those of the Executive Officers. In case of vacancy in the Executive Office, the respective substitution shall be resolved by the Board of Directors.

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AUTHORITY OF THE EXECUTIVE OFFICE AND REPRESENTATION OF THE COMPANY

Art. 20 - The Executive Office is the body that actively and passively represents the Company, being incumbent thereupon, and upon its members, individually, as the case may be, to comply and cause the compliance with these Bylaws, the resolutions of the Board of Directors and of the Shareholders’ General Meeting, and practice all acts necessary or convenient for the management of the corporate businesses. It is incumbent upon the Executive Office, collectively, to:

(i) - propose to the Board of Directors general plans and programs of the Company, specifying the investment plans in the expansion and modernization of the plant;

(ii) - authorize, within the limits established by the Board of Directors in an internal normative instrument, the disposal or encumbrance of the goods of the permanent assets, including those related to the public telecommunications services that are deactivated or unserviceable, as well as to submit to said body the disposal or encumbrance of the goods that exceed these limits;

(iii) - submit for the Board of Directors and to the Fiscal Board, the Annual Management Report and the Financial Statements, accompanied by the independent auditors' opinion, as well as the proposal for allocation of the profits ascertained in the year;

(iv) - approve, in accordance with the limits established by the Board of Directors: a) purchases of materials, equipment, goods, works and services; b) sales of goods from the assets;

(v) - approve the execution of other agreements, not mentioned above, in accordance with the limits imposed by the Board of Directors;

(vi) - annually approve the planning of financial transactions and, quarterly, a summary of the compliance with said planning;

(vii) - approve the creation and extinction of branches, offices, agencies, subsidiaries and representations of the Company in the country;

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(viii) - approve, as attributed thereto by the Board of Directors, the Company’s organizational structure, keeping the Board of Directors informed in that regard;

(ix) - provide for the compliance with the rules of ethical conduct of the Company, established by the Board of Directors;

(x) - prepare and propose to the Board of Directors the Company’s institutional responsibility policies, such as environment, health, safety and social responsibility of the Company and implement the approved polices;

(xi) - authorize, in accordance with the limits established by the Board of Directors, the practice of reasonable free acts to the benefits of employees or the community in which the Company participates, including the donation of assets unserviceable to the Company; and

(xii) - approve the creation of technical and advisory Committees to advise it on matters of the Company's interest, elect the members of such Committees, and approve their internal regulations, which will contain specific rules on composition, functions, authority, compensation, and operation.

Paragraph 1 - The resolutions of the Executive Office shall be taken by majority of votes, the majority of its acting members, and the Chief Executive Officer, in addition to the regular vote, shall have the casting vote, in the event of a tie.

Paragraph 2 - Except for the cases set forth in paragraph 4 and observing the provisions included in these Bylaws, the Company may be legally bound as follows: i) by the joint signature of two (2) statutory Officers, except in cases of urgency, when the separate signature of the Chief Executive Officer and “ad referendum” of the Executive Office will be allowed, pursuant to the provisions of art. 21, A-5, of these Bylaws; ii) by the signature of one (1) statutory Officer, acting jointly with one (1) Attorney-in-Fact; and iii) by the signature of two (2) Attorneys-in-Fact, acting jointly, provided they are vested with specific powers.

Paragraph 3 - Except for the cases provided for in paragraph 4, the powers of attorney shall always be signed by two (2) Officers and shall specify the powers granted and, except for those for judicial purposes, have a maximum term of validity of one (1) year.

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Paragraph 4 - The Company may be represented by only one Officer or one Attorney-in-Fact with specific powers, for the performance of the following acts:

(i) receiving and payment of amounts;

(ii) signing of correspondence that does not create obligations to the Company;

(iii) representation of the Company at members' meetings of companies in which it has an interest;

(iv) granting of powers to attorney for judicial or administrative representation;

(v) representation in court or in administrative proceedings, except for the practice of acts that imply waiver of rights;

(vi) representation in public bidding procedures and private selections in which the Company participates, aiming at the provision of services included in its corporate purpose; and

(vii) performance of acts of simple administrative routine, including before public partitions, mixed-capital companies, commercial registries, Labor Courts, Brazilian Institute of Social Security (INSS), Unemployment Compensation Fund (FGTS) and their collection banks, and others of the same nature.

AUTHORITY OF THE MEMBERS OF THE EXECUTIVE OFFICE

Art. 21 – The members of the Executive Office have specific authority to perform the following acts:

A – CHIEF EXECUTIVE OFFICER:

1. To represent the Company, in court or out of court, before the shareholders and the public in general, being able to attorneys-in-fact together with other Officer and designate agents, delegate authority to the other Officers to practice specific acts;

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2. To follow and inspect the implementation of the determinations of the Board of Directors regarding their activities and attributions;

3. To establish guidelines, coordinate and supervise the Company’s activities related to: finance and control; corporate funds; legal area in general; institutional relations; regulation; corporate communication; Telefônica Foundation; human resources; networks and field operations; corporate strategy and planning; information technology; customer service and quality; corporate business; mobile business; fixed business;

4. To call the Executive Office’s meetings;

5. To practice acts of urgency "ad referendum" of the Executive Office; and

6. To carry out other duties that are determined by the Board of Directors.

B - FINANCIAL AND INVESTOR RELATIONS OFFICER:

1. To establish guidelines and supervise the Company’s activities in the economic and financial area and management of the securities issued by the Company, accounting and management control, as well as to supervise the management of supplementary pension funds;

2. To represent the Company before the Securities and Exchange Commission - CVM, the stock exchanges and other inspection bodies of the securities market;

3. To delegate, if necessary, authority to the other Officers to practice specific acts;

4. To represent the Company as set forth in these Bylaws; and

5. To carry out other activities that are determined by the Board of Directors.

C – GENERAL SECRETARY AND LEGAL DIRECTOR:

1. To establish guidelines and supervise the Company’s activities in the legal area in general;

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2. To delegate, if necessary, authority to the other Officers to practice specific acts;

3. To represent the Company as set forth in these Bylaws; and

4. To carry out other activities that are determined by the Board of Directors.

D - OFFICER WITHOUT SPECIFIC DESIGNATION:

1. To exercise the individual functions and attributions that are determined by the Board of Directors;

2. To sign, jointly with other statutory Officer, the documents and acts that require the signature of two Officers; and

3. To represent the Company as set forth in these Bylaws.

CHAPTER VI - FISCAL BOARD

Art. 22 - The Fiscal Board, of a permanent nature, shall be comprised of at least three (3) and at most five (5) effective members and the same number of alternates.

Paragraph 1 - The compensation of the members of the Fiscal Board, in addition to the reimbursement of expenses incurred in travel and accommodation required for performance of their duties, will be established by the Shareholders’ General Meeting at which they are elected, and cannot be, per member in office, less than ten percent (10%) of the average compensation assigned to each Officer, not including benefits of any nature, representation allowances and profit sharing.

Paragraph 2 - In case of vacancy of the position of member of the Fiscal Board, said member will be substituted by their respective alternate. If most of the positions become vacant, the General Meeting shall be called to elect their substitutes.

Paragraph 3 - The Fiscal Board shall meet, (i) ordinarily, once every quarter and, (ii) extraordinarily, upon call by the Chairperson of the Board of Directors, of by two (2) members of the Fiscal Board, and the minutes of its resolutions shall be drawn up.

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Paragraph 4 - The meetings of the Fiscal Board shall be called in writing, at least forty-eight (48) hours in advance, and the call notice shall contain the agenda, with the list of the subject matters to be examined in the respective meeting.

CHAPTER VII - FISCAL YEAR AND FINANCIAL STATEMENTS

FISCAL YEAR

Art. 23 - The fiscal year will coincide with the civil year, and half-yearly or quarterly balance sheets or balance sheets in periods shorter may be prepared, in addition to the annual balance sheet.

ALLOCATION OF PROFITS

Art. 24 – Together with the financial statements, the Board of Directors shall submit to the Annual General Meeting a proposal regarding (i) employee and management profit-sharing and (ii) the full allocation of net income.

Paragraph 1 – From the net income for the fiscal year: (i) 5% (five percent) shall be allocated to the legal reserve to ensure the integrity of the company’s share capital, limited to 20% (twenty percent) of the fully paid-in share capital; (ii) 25% (twenty-five percent) of the adjusted net income, as provided in items II and III of Article 202 of Law No. 6,404/76, shall be mandatorily distributed as the minimum mandatory dividend to all shareholders; and (iii) the remaining balance, after compliance with the provisions of the preceding items of this article, shall be allocated as determined by the General Meeting of Shareholders, based on the proposal of the Board of Directors contained in the financial statements.

Paragraph 2 – In accordance with Article 194 of the Brazilian Corporations Law, the Company shall maintain a Reserve for Shareholder Compensation and Investments, to which up to 50% (fifty percent) of the net income for the fiscal year may be allocated by proposal of the Board of Directors, provided that the balance of such reserve does not exceed, in total, 20% (twenty percent) of the Company’s share capital, with the purpose of ensuring resources for (i) repurchase, redemption, reimbursement, or amortization of shares issued by the Company; (ii) distribution of dividends to shareholders, including interim or special dividends or interest on equity; and (iii) investments related to the Company’s activities.

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Paragraph 3 – If the total balance of profit reserves exceeds 100% (one hundred percent) of the Company’s share capital, the General Meeting of Shareholders shall decide on the application of the excess to the subscription or increase of share capital or the distribution of additional dividends to shareholders.

Paragraph 4 – Dividends not claimed within 3 (three) years from the date of the resolution approving their distribution shall revert to the Company.

Art. 25 - The Company may declare, by resolution of the Board of Directors, dividends: (i) to the account of profits ascertained in half-yearly balance sheets; (ii) to the account of profits ascertained in quarterly balance sheets or balance sheets in periods shorter, provided that the total dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves addressed in paragraph one of art. 182 of Law No. 6,404/76; or (iii) to the account of accrued profits or reserves of profits existing in the last annual or half-yearly balance sheet.

Sole Paragraph - Interim dividends distributed pursuant to this article shall be attributed to the mandatory minimum dividend.

Art. 26 - By resolution of the Board of Directors and observing the legal provisions, the Company may pay to its shareholders, interest on equity, which may be attributed to the mandatory minimum dividend, “ad referendum” of the general meeting.

CHAPTER VIII - MISCELLANEOUS

Art. 27 - The Company shall be liquidated as set forth in the law, and the Shareholders’ General Meeting have the authority to determine the form of liquidation and indicate the liquidator.

Art. 28 - The approval by the Company, through its representatives, of incorporation, spin-off, merger or dissolution of its controlled companies shall be preceded by an economic and financial analysis by an independent company, with international reputation, confirming that equal treatment is being given to all interested companies, the shareholders of which will have full access to the report of said analysis.

Art. 29 - In case of any omissions in these Bylaws, the Company will be governed by the applicable legal provisions.

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18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 18, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director